MH Elite Portfolio of Funds, Inc.

220 Russell Ave.

Rahway, NJ 07065

1-800-318-7969

May 20, 2011

Subject: Response to SEC comments to the correspondence filing by MH Elite

              Portfolio of Funds, Inc. on April 25, 2011

MH Elite Portfolio of funds, Inc. has made the following changes to its Prospectus.

A copy of Prospectus is included with this filing for reference.

1.

Revised footnote to Other Expenses

2.

Deleted from Portfolio Turnover section the following sentence:

2.1.

Under the current Administrative Services Agreement with the Adviser, MH

2.2.

Investment Management Inc., all transaction costs are paid by the Adviser and not the Fund.

3.

Revised Principal Investment Strategies for each Fund.

4.

Revised Principal Risks and added headings for each risk listed for each Fund.

4.1.

Added risk for derivative exposure

4.2.

Added disclosure under heading, Fund of Funds risk to disclose the potential risk of an underlying fund buying a security that is also being sold by another underlying fund.

5.

Moved disclosure for best and worst quarterly performance from before the performance chart to after the chart.

6.

Revised the Purchase and Sale of Fund Shares in each Fund’s summary section.

7.

Revised item 9, Additional Information on the Fund’s Investment Objectives and Principal Strategies.

8.

Made changes to item 9, Principal Risks, and verified all risks mentioned in this section are summarized and listed in item 4 as appropriate for each Fund.

9.

Item 10, Investment Adviser reworded the following sentence:

9.1.

Mr. Merson has been assisting individuals with the purchasing, monitoring and sale of mutual funds for the last 29 years.

9.2.

The reference to clients was replaced with individuals.

9.3.

Disclosed fees paid by the Funds under the terms of the Administrative Services

9.4.

Agreement to the Adviser and the expenses paid by the Investment Adviser for the operation of the Funds. In 2010 the Adviser received $32,769 from the Funds for “other expenses” and paidout  $112,173 for Fund expenses. The $79,404 shortage was covered by the fees received by the Adviser under the Investment Advisory Agreement.

9.5.

Under the Investment Advisory Agreement the Adviser received $159,793 in 2010.

9.6.

The Board of Directors review the financial suitability of the Adviser annually as part as their responsibility in renewing the Investment Advisory Agreement.

10.

In first paragraph changed …… after the order is placed with ……. after the order is received in good order by the Fund in item 11, Pricing of Fund Shares.

10.1.

Provided a further explanation of fair value

11.

In How to Buy Shares added that a shareholder would be notified within 48 hours if their order is rejected.

12.

First sentence of third paragraph under How to Sell Shares was revised to

      …. after a Fund receives your request in good order.

MH Elite Portfolio of Funds Inc. acknowledges it will not use the SEC’s comment process as a defense in any securities related litigation against the investment company.

Harvey Merson

President